Mail Stop 3561

December 6, 2007

*By U.S. Mail and facsimile to (973) 244-5540*

Anthony J. Orlando
President and Chief Executive Officer
Covanta Holding Corporation
40 Lane Road
Fairfield, NJ  07004

> **Re:    Covanta Holding Corporation**
> **Definitive 14A**
> **Filed April 25, 2007**
> **File No. 1-06732**

Dear Mr. Orlando:

We have reviewed your response letter dated October 1, 2007 and have the following comment.  Please respond to our comment by December 20, 2007 or tell us by that time when you will provide us with a response.  If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply.  We welcome any questions you may have about our comment or any other aspect of our review.

Competitiveness and Benchmarking, page 19

1. We note your response to comment 2 in our letter dated August 21, 2007.  You state that you may use broad market compensation and/or proprietary surveys in the future.  If you use this information to benchmark total compensation or any material element of compensation, please identify all components of the benchmarks.  To the extent that you are not aware of the components of certain surveys, please provide disclosure to that effect.  See Item 402(b)(2)(xiv) of Regulation S-K.

Please contact me at (202) 551-3238 with any questions.

Sincerely,


Ellie Quarles
Special Counsel